Alpha Technology Group Ltd.

July 17, 2023

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Claire DeLabar
Robert Littlepage
Marion Graham
Matthew Derby

Re:	Alpha Technology Group Ltd.
Amendment No. 2 to Draft Registration Statement on Form F-1
Submitted June 9, 2023
CIK No. 0001967621

Ladies and Gentlemen:

This letter is in response to the letter dated June 28, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Alpha Technology Group Ltd. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An Amended Registration Statement on Form F-1 (“Amended Registration Statement No. 3”) is being filed to accompany this letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

NFT-related services, page 105

1.	Please revise to provide a more detailed description of the conversion process for in-game assets to crypto assets, including to cryptocurrencies or NFTs. Explain how rewards in the game are earned through either monetary and non-monetary efforts of players, how ingame assets are incorporated into smart contracts, which crypto assets users can exchange their in-game assets into, and how the exchange or conversion rate to crypto assets is determined. In addition, explain with greater specificity how the convertible in-game assets will be incorporated into your product and service offerings and your role in the creation, distribution, and transferability of the in-game rewards to crypto assets.

Response: In response to the Staff’s comment, please refer to the enhanced disclosure on page 113 and 114 of Amended Registration Statement No. 3.

NFT Marketplace, page 106

2.	We note that you appear to be involved with a marketplace where players and users can place their in-game NFTs to sell or to trade for other crypto assets. Please clarify what other crypto assets may be traded on the marketplace. In addition, provide us with your legal analysis that the NFTs or other crypto assets monetized on your marketplace are not securities within the meaning of the U.S. federal securities laws and, therefore, you are not facilitating, or causing you to engage in, transactions in unregistered securities. Finally, discuss how the marketplace operates and your role in it, including whether the company provides ongoing maintenance or creation services to the NFT marketplace.

Response: We respectfully advise the Staff that we have revised our disclosure on page 112 and 113 of Amended Registration Statement No. 3.

We respectfully advise the Staff that we have no ownership or control over the marketplace, nor do we operate the marketplace on behalf of our customer. The marketplace we provided development services for is solely operated by a third-party customer (the “Customer”).

In addition, we believe we are neither facilitating nor engaging in any unregistered securities transactions by providing such development services to the Customer. As a service provider, Techlution’s role besides developing the platform is limited to providing technical support and basic maintenance services for the marketplace, such as monitoring and troubleshooting the platform’s functionality, and addressing any technical issues that may arise. Techlution does not participate in the buying, selling, or creating of NFTs on the platform.

In making this determination, the Company has considered the nature and structure of the digital assets that will be made available on the Customer’s platform, as well as a number of other factors, including the provisions of U.S. federal securities laws, judicial precedents (such as the U.S. Supreme Court’s decisions in the SEC v. W.J. Howey Co., 328 U.S. 293 (1946), as well as the Federal District Court’s decision in the Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce Fenner & Smith, 756 F.2d 230 (2d Cir. 1985) case), the SEC’s Framework for Investment Contract Analysis of Digital Assets published by the Commission’s Strategic Hub for Innovation and Financial Technology, and reports, orders, press releases, public statements and speeches by the SEC and its staff providing guidance on when a digital asset may be a security for purposes of the federal securities laws.

According to the Supreme Court in SEC v. W.J. Howey Co. (“Howey”), NFTs may constitute securities under Section 2(a)(1) of the Securities Act of 1933 if they are determined to be “investment contracts.” See also Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc. According to the Supreme Court in Howey, an “investment contract” exists where all of the following factors are satisfied: (1) the investment of money; (2) in a common enterprise; (3) with a reasonable expectation of profits to be derived from the efforts of others. As more fully discussed below, we believe that the NFTs offered and sold through our customer’s NFT marketplace are highly unlikely to satisfy all the factors of the Howey test and do not have the characteristics that meets the definition of “security” under Section 2(a)(1) of the Securities Act of 1933:

(1)	The investment of money.

Based on our understanding, the marketplace users are able to purchase NFTs with credit card or cryptocurrencies. Therefore, the first factor of the Howey test is satisfied.

(2)	In a common enterprise.

Each NFT on the Customer’s marketplace represents a right for a single individual to own rights to a unique instance of a digital asset. Because there is a single owner of a unique instance of an item, there is neither commonality of interest between various NFT owners nor the NFT owners and the issuer. Additionally, the value of each NFT is highly likely to be unique and independent, which is not tied to the performance of the marketplace or the efforts of any promoter. Therefore, purchasers of the NFTs on that marketplace are not in a “common enterprise.”

(3)	With a reasonable expectation of profits to be derived from the efforts of others.

This third prong of the Howey test is not satisfied because as of the date of this response letter and based on our current understanding of the Customer’s platform, (i) we are not aware of any promise or implication of any future profits made by that marketplace to its buyers; (ii) neither the marketplace nor the Customer, have established, promoted or supported any secondary market for the NFTs sold on the marketplace, and (iii) the marketplace users are not entitled to share in any corporate income or profits of the marketplace or its owner through purchasing NFTs on that marketplace. Therefore, we believe the value of NFTs monetized on the Customer’s platform is basically based on market demand and the subjective value that individual buyers place on them. Since the financial value of the NFTs that are on the NFT marketplace is determined by the market supply and demand for the underlying content represented by the NFTs similar to other commodities, no “profits from the efforts of others” can be reasonably expected by the users.

Therefore, the NFTs and other crypto assets offered and sold through the NFT marketplace of the Customer do not satisfy all the factors of the Howey test, and are not securities under Section 2(a)(1) of the Securities Act of 1933.

We believe that Techlution’s development and maintenance services to the Customer do not result in the Company’s facilitating, or engaging in, transactions in unregistered securities.

NFT Games, page 107

3.	Please provide a more complete discussion of the performance obligations that you have with respect to the NFT games, including your maintenance and service responsibilities. Also provide a detailed discussion regarding how your ongoing maintenance services operate. For example, tell us whether you continually monitor the game for maintenance issues, or if the customer requests your services through a need-based agreement. Finally, disclose the terms under which you will be compensated for any NFT-related maintenance services.

Response: We respectfully advise the Staff that we have revised our disclosure on pages 112 and 116 of Amended Registration Statement No. 3.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to contact our counsel, Ying Li, Esq., of Hunter Taubman Fischer& Li LLC, at yli@htflawyers.com.

Very truly yours,

/s/ Tsz Him Leung
Name:	Tsz Him Leung
Title:	Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

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